July 1, 2019

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:     CaliberCos Inc.
               Offering Statement on Form 1-A
               Filed June 13, 2019
               File No. 024-11016

Dear Mr. Loeffler:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Exclusive forum for adjudication of disputes, page 64

1. We note that your forum selection provision identifies the Court of Chancery of the State of
       Delaware as the exclusive forum for certain litigation, including any "derivative action." You state that this provision is intended to apply to claims under the federal securities laws. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 John C. Loeffler, II
CaliberCos Inc.
July 1, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Counsel
                                                             Office of Real
Estate and
                                                             Commodities
cc: Thomas Poletti, Esq. (via e-mail)